UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G
                                   (Amendment No. 1)

                       Under the Securities Exchange Act of 1934


                              SAVOIR TECHNOLOGY GROUP INC.
                                    (Name of Issuer)

                            Common Stock, without par value
                             (Title of Class of Securities)

                                       958648107
                                     (CUSIP Number)

                                    March 16, 1998
                             (Date of Event which Requires
                               Filing of this Statement)



                  Check the appropriate box to designate the rule pursuant
             to which this Schedule is filed:

                  [X]  Rule 13d-1(b)
                  [X]  Rule 13d-(c)
                  [ ]  Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out
             for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover
             page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     CUSIP No. 958648107             SCHEDULE 13G                    Page 2 of 8



       1   Name Of Reporting Person                              RICHARD W. KOE

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                   838,060
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                   838,060

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          838,060

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           14.4%
       12   Type Of Reporting Person*

                                             IN






     CUSIP No. 958648107             SCHEDULE 13G                    Page 3 of 8



       1   Name Of Reporting Person            ASTORIA CAPITAL MANAGEMENT, INC.

           IRS Identification No. Of Above Person                    94-3143169

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                   838,060
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                   838,060

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          838,060

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           14.4%
       12   Type Of Reporting Person*

                                           CO,IA






     CUSIP No. 958648107             SCHEDULE 13G                    Page 4 of 8



       1   Name Of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. Of Above Person                    94-3160631

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                   666,414
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                   666,414

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          666,414

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           11.8%
       12   Type Of Reporting Person*

                                             PN






             CUSIP No. 95864107           13G            Page 5 of 8 Pages



             Item 1(a).     Name of Issuer.

                            Savoir Technology Group Inc. (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                            254 E. Hacienda Avenue, Campbell, California
                            95008.

             Item 2(a).     Names of Persons Filing.

                            Richard W. Koe, Astoria Capital Management,
             Inc. and Astoria Capital Partners, L.P.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                            The business address of Richard W. Koe,
             Astoria Capital Management, Inc. and Astoria Capital
             Partners, L.P. is 6600 SW 92nd Avenue, Portland, Oregon
             97223.

             Item 2(c).     Citizenship.

                            Richard W. Koe is a United States citizen,
             Astoria Capital Management, Inc. is a California corporation and Astoria Capital Partners, L.P. is a California limited partnership.

             Item 2(d).     Title of Class of Securities.

                            Common Stock, without par value ("Common
             Stock").

             Item 2(e).     CUSIP Number.

                            958648107

             Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).






             CUSIP No. 95864107           13G            Page 6 of 8 Pages



                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E) (with respect to Astoria Capital Management, Inc. only);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1b)(1)(ii)(G);

                  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ] Group, in accordance with Section
             240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Section 240.13d-1(c), check this box [X] (with respect to Richard W. Koe and Astoria Capital Partners, L.P. only).

             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of
             pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Astoria Capital Management, Inc. is deemed to be
             the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including Astoria
             Capital Partners, L.P. Each person for whom Astoria Capital Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Richard W. Koe is deemed to be the beneficial owner of the number of securities






             CUSIP No. 95864107           13G            Page 7 of 8 Pages



             reflected in Items 5-9 and 11 of page two (2) of this
             Schedule 13G pursuant to his ownership interests in Astoria Capital Management, Inc. and Astoria Capital Partners, L.P.


             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not applicable.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certifications.

                  (a) By signing below, Astoria Capital Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page three (3) of this
             Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  (b) By signing below, Richard W. Koe and Astoria Capital Partners, L.P. certify that, to the best of their respective knowledge and belief, the securities referred to above on pages two (2) and four (4) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






             CUSIP No. 95864107           13G            Page 8 of 8 Pages



                                       Signature

                       After reasonable inquiry and to the best of their
             respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  March 25, 1998.

                                        RICHARD W. KOE



                                        /s/ Richard W. Koe
                                        ________________________________
                                        Richard W. Koe


             DATED:  March 25, 1998.

                                        ASTORIA CAPITAL MANAGEMENT, INC.



                                        /s/ Richard W. Koe
                                        ________________________________
                                        By: Richard W. Koe
                                        Its: President


             DATED:  March 25, 1998.

                                        ASTORIA CAPITAL PARTNERS, L.P.



                                        /s/ Richard W. Koe
                                        ________________________________
                                        By: Richard W. Koe
                                        Its: General Partner